

Mail Stop 4628

June 22, 2018

<u>Via E-mail</u>
David Zinser
Senior Vice President and Chief Financial Officer
Micron Technology, Inc.
800 S. Federal Way
Boise, ID 83716

> **Re:** **Micron Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed October 26, 2017**
> **File No. 1-10658**

Dear Mr. Zinser:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. Documentation apparently supporting a 2016 External B2B Request for Hubs RosettaNet Trading Partner Information questionnaire posted on your website lists country codes for Syria, Sudan and the Democratic People's Republic of Korea (North Korea). A recent news article reports that you have supplied chips to Huawei Technologies, and other articles report that Huawei Technologies sells its products and services in Syria and Sudan. Syria, Sudan and North Korea are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and/or North Korea, whether through subsidiaries, customers, distributors, resellers, or other direct or indirect arrangements, including incorporation of your

components into products sold in those countries. Tell us whether any contacts involve the governments of those countries or entities controlled by their governments.

2. A March 2017 news article reported that ZTE Corporation was fined $1.9B by the U.S. government for violating U.S. sanctions against Iran and North Korea, and that ZTE bought large volumes of hardware and software products from American companies such as Micron Technology and exported them to those countries. Recent articles reported that in April 2018 U.S. companies were banned from selling to ZTE due to its actions related to its settlement with the U.S. government as to violations of the Iran and North Korea sanctions. Several of the articles identified Micron as a ZTE supplier. Please discuss the potential for reputational harm from this information. In this regard, we note that Iran also is designated by the State Department as a state sponsor of terrorism.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director